Filed pursuant to Rule 424(b)(3)
Registration No. 333-256702

BLACKSTONE LONG-SHORT CREDIT INCOME FUND

Supplement No. 3, dated July 27, 2022, to the Prospectus (the “Prospectus”) and the Statement of Additional Information (the “SAI”), dated July 30, 2021, for Common Shares of Beneficial Interest

Retirement of Trustee and Appointment as Trustee Emeritus

Effective May 25, 2022, Michael F. Holland retired as a Trustee of the Board of Trustees (the “Board”). The Board then appointed Mr. Holland as a Trustee Emeritus to the Board, effective May 25, 2022.

Prospectus

Mr. Holland is removed as a Preferred Trustee and replaced with Edward H. D’Alelio in the eighth paragraph under “Leverage” on page 65 of the Prospectus and in the first paragraph under “Voting Rights” on page 99 of the Prospectus.

SAI

Mr. Holland is removed as a Preferred Trustee and replaced with Edward H. D’Alelio in the first paragraph under “Board of Trustees” on page 19 of the SAI.

The information regarding Mr. Holland contained in the table under “Board of Trustees” on page 19 of the SAI is moved to a new “Trustee Emeritus” section of the table, after the “Interested Trustee” section of the table, and is updated as follows:

Name and Year of Birth	Position(s) Held With Registrant	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex(1) Overseen by the Trustee	Other Directorships Held by the Trustee During Past Five Years
TRUSTEE EMERITUS:

Michael F. Holland(4) Birth Year: 1944	Trustee Emeritus	Trustee from November 2010 to May 2022	Mr. Holland is the Chairman of Holland & Company, a private investment firm he founded in 1995.	N/A	State Street Master Funds; Reaves Utility Income Fund; The China Fund, Inc. (until 2019); The Taiwan Fund (until 2017)

(4)	Mr. Holland retired as a Trustee effective May 25, 2022 and was appointed as a Trustee Emeritus effective May 25, 2022.

Further, footnote (2) in the table under “Board of Trustees” on page 20 of the SAI is updated as follows:

(2)	Messrs. D’Alelio and Jasper are elected by the holders of the Preferred Shares, voting as a separate class.

The description of Mr. Holland’s experience in the third sentence under “Experience of Trustees” on page 20 of the SAI is moved to become the fourth sentence of such paragraph, and is updated as follows:

As a Trustee Emeritus, Mr. Holland brings experience as an investment professional, experience as a former Trustee of the Fund, and service as a board member of other registered management investment companies.

The information regarding Mr. Holland contained in the table under “Share Ownership” on page 21 of the SAI is moved to a new “Trustee Emeritus” section of the table, after the “Interested Trustees” section of the table, and the following information is added as a footnote after Mr. Holland’s name:

(FN)	Mr. Holland retired as a Trustee effective May 25, 2022 and was appointed as a Trustee Emeritus effective May 25, 2022.

The information regarding Mr. Holland contained in the table under “Compensation of Trustees” on page 22 of the SAI is moved to a new “Trustee Emeritus” section of the table, after the “Interested Trustees” section of the table, and the following information is added as a footnote after Mr. Holland’s name:

(FN)	Mr. Holland retired as a Trustee effective May 25, 2022 and was appointed as a Trustee Emeritus effective May 25, 2022.

Under “Board Committees” on page 22 of the SAI, Mr. Holland is removed as a member of the Audit Committee and Nominating and Governance Committee.

The following section is added after the “Risk Oversight” section on page 23 of the SAI:

Trustee Emeritus Program

The Board implemented a Trustee Emeritus program (the “Program”) in November 2021. Under the Program, the Board may appoint to the position of Trustee Emeritus any former Trustee who served at least five years as a Trustee and has retired from the Board in accordance with the Board’s policy of retirement at age 75 (a “Trustee Emeritus”). A Trustee Emeritus is entitled to receive notice of and attend all meetings of the Board. A Trustee Emeritus is not entitled to vote, will not be counted in determining a quorum of the Board, and does not have any of the duties or liabilities of a Trustee under law. A Trustee Emeritus appointed under the Program will receive compensation equal to 10% of his or her retainer for serving as a Trustee as of the date on which the Board appoints such person as Trustee Emeritus. The term of service of a Trustee Emeritus expires twelve months from the date of the Trustee’s retirement from the Board. Michael F. Holland became a Trustee Emeritus effective May 25, 2022.

Capitalized terms not defined herein have the meanings assigned to them in the Prospectus.

Please retain this supplement for future reference.

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